EXHIBIT 12.1
MIDAMERICAN ENERGY HOLDINGS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)

	Six Months
	Ended June 30,				Years Ended December 31,
	2009		2008		2008		2007		2006		2005		2004
Earnings Available for Fixed Charges:
Income from continuing operations	$500		$571		$1,871		$1,219		$943		$573		$551

Add (Deduct):
Income tax expense	172		229		982		456		407		245		265
Equity income	(28)		(9)		(41)		(36)		(43)		(53)		(17)
Add:
Fixed charges	662		681		1,383		1,373		1,202		927		950
Distributions from equity investees	9		9		26		38		37		34		37
Deduct:
Capitalized interest — continuing operations	(1)		(1)		(3)		(5)		(4)		(5)		(11)
Preferred stock dividend requirements of consolidated subsidiaries	(5)		(6)		(12)		(12)		(11)		(10)		(10)

	809		903		2,335		1,814		1,588		1,138		1,214

Total earnings available for fixed charges	$1,309		$1,474		$4,206		$3,033		$2,531		$1,711		$1,765

Fixed Charges:
Interest expense — continuing operations	$641		$658		$1,333		$1,320		$1,152		$891		$903
Interest expense — discontinued operations	—		—		—		—		—		—		13
Estimated interest portion of rental payments	16		17		38		41		39		26		24
Preferred stock dividend requirements of consolidated subsidiaries	5		6		12		12		11		10		10

Total fixed charges	$662		$681		$1,383		$1,373		$1,202		$927		$950

Ratio of earnings to fixed charges	2.0	x	2.2	x	3.0	x	2.2	x	2.1	x	1.8	x	1.9	x